UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

EXA CORPORATION

(Name of Subject Company)

EXA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

300614500
(CUSIP Number of Class of Securities)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0220

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

John D. Patterson, Jr., Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Exa Corporation, a Delaware corporation (the “Company” or “Exa”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 (as heretofore amended and as further amended hereby, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent, Purchaser and Dassault Systèmes with the SEC on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 2.                                 Identity and Background of Filing Person

The information set forth in “Item 2. Identity and Background of Filing Person—Tender Offer” is hereby amended and supplemented by inserting the following after the second paragraph:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on November 9, 2017, is being extended until 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless further extended.  The Depositary has advised Purchaser that, as of 5:00 P.M., New York City time, on November 9, 2017, 10,900,791 Shares were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 62% of the Fully Diluted Shares (as defined below).  In addition, the Depositary has received commitments to tender approximately 81,097 Shares in accordance with the guaranteed delivery procedures, which, when combined with the Shares validly tendered and not properly withdrawn equal approximately 63% of the Fully Diluted Shares.

On November 10, 2017, Dassault Systèmes issued a press release announcing the extension of the Offer.  The full text of the press release announcing the extension is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8.                                 Additional Information

The information set forth in “Item 8. Additional Information—Regulatory Approvals—Germany” is hereby amended and supplemented by replacing the third and fourth sentences with the following:

“On November 9, 2017, the FCO issued a clearance decision with respect to the Offer.  Accordingly, the portion of the regulatory approval condition to the Offer relating to approval of the Transaction by the FCO (but not the portion of such condition relating to the requisite approval in Austria) has been satisfied.”

The information set forth in “Item 8. Additional Information—Regulatory Approvals” is hereby amended and supplemented by inserting the following new subsection immediately after the subsection entitled “Additional Steps and Actions”:

“Extension of the Offer

On November 10, 2017, Dassault Systèmes, on behalf of Parent and Purchaser, announced an extension of the expiration of the Offer until 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless further extended. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on November 9, 2017, was extended to allow for the expiration of the four-week review period under Austrian antitrust laws, which is scheduled to expire at 12:00 midnight, Central European Time, at the end of the day on Thursday, November 16, 2017.”

Item 9.                                 Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(D)	Press Release issued by Dassault Systèmes on November 10, 2017 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO, as amended)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017	EXA CORPORATION

	By:	/s/ Richard F. Gilbody
	Name:	Richard F. Gilbody
	Title:	Chief Financial Officer